Exhibit 99

October 4, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Sub: Intimation

We would like to intimate the following:

1)

The Bank’s average advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 31,872 billion for the September 2026 quarter, a growth of around 14.0% over ₹ 27,946 billion for the corresponding September 2025 period.

The Bank’s period end advances under management were approximately ₹ 33,075 billion as of September 30, 2026, a growth of around 15.3% over ₹ 28,688 billion as of September 30, 2025.

The Bank’s period end gross advances aggregated to approximately ₹ 32,195 billion as of September 30, 2026, a growth of around 16.3% over ₹ 27,692 billion as of September 30, 2025.

2)	The Bank’s average deposits were ₹ 31,665 billion for the September 2026 quarter, a growth of around 16.8% over ₹ 27,105 billion for the corresponding September 2025 period.

The Bank’s average CASA deposits were ₹ 9,712 billion for the September 2026 quarter, a growth of around 10.7% over ₹ 8,770 billion for the corresponding September 2025 period.

The Bank’s average time deposits were ₹ 21,952 billion for the September 2026 quarter, a growth of around 19.7% over ₹ 18,335 billion for the corresponding September 2025 period.

The Bank’s period end deposits were approximately ₹ 33,275 billion as of September 30, 2026, a growth of around 18.8% over ₹ 28,018 billion as of September 30, 2025.

The Bank’s period end CASA deposits were approximately ₹ 10,520 billion as of September 30, 2026, a growth of around 10.8% over ₹ 9,492 billion as of September 30, 2025.

The Bank’s period end time deposits were approximately ₹ 22,755 billion as of September 30, 2026, a growth of around 22.8% over ₹ 18,526 billion as of September 30, 2025.

3)

Pursuant to the Reserve Bank of India’s swap facility for FCNR(B) deposits introduced on June 8, 2026 and available for deposits mobilised till August 31, 2026, the Bank mobilised foreign currency deposits aggregating to USD equivalent 11.5 billion (₹ 1,103.4 billion). The overseas branches of the Bank extended loan facilities aggregating to USD 5.7 billion (₹ 547.7 billion) against these deposits. In addition, standby letters of credit issued to other banks in respect of loans against these deposits aggregate to USD 3.1 billion (₹ 293.4 billion). As previously intimated, during June–August 2026, the Bank issued in aggregate USD 2.5 billion (₹239.6 billion) of USD denominated senior unsecured bonds.

Note: ₹ amounts represent convenience translation at the exchange rate prevailing on September 30, 2026.

4)	Key business volumes are as under:

Key figures (₹ billion)	30-Sep-25	31-Mar-26	30-Jun-26	30-Sep-26	YoY

Advances under management*
Average	27,946	29,644	30,386	31,872	14.0%
Period end	28,688	30,573	31,272	33,075	15.3%

Gross advances – Period end	27,692	29,600	30,608	32,195	16.3%

Deposits – Average	27,105	28,511	30,115	31,664	16.8%
CASA deposits	8,770	9,184	9,570	9,712	10.7%
Time deposits	18,335	19,327	20,545	21,952	19.7%

Deposits – Period end	28,018	31,053	31,708	33,275	18.8%
CASA deposits	9,492	10,603	10,253	10,520	10.8%
Time deposits	18,526	20,450	21,455	22,755	22.8%
*	gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of September 30, 2026, will be subjected to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight